Filed Pursuant to Rule 433

Registration No. 333-223538

Term Sheet dated March 9, 2018

The Progressive Corporation

$600,000,000

4.20% SENIOR NOTES DUE 2048

Issuer:	The Progressive Corporation

Format:	SEC Registered

Securities:	4.200% Senior Notes Due 2048 (“Senior Notes”)

Expected Ratings (Moody’s / S&P / Fitch)*:	A2 / A / A (stable/stable/stable)

Security Type:	Senior Unsecured Fixed Rate Notes

Trade Date:	March 9, 2018

Settlement Date:	March 14, 2018 (T+3). Under Rule 15c6-1 of the Securities and Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Senior Notes on the date of pricing will be required, by virtue of the fact that the Senior Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Maturity Date:	March 15, 2048

Principal Amount:	$600,000,000

Treasury Benchmark:	2.750% due November 15, 2047

Treasury Benchmark Yield:	3.149%

Spread to Treasury Benchmark:	110 basis points

Yield to Maturity:	4.249%

Price to Public:	99.173% of principal amount

Coupon:	4.200%

Gross Underwriting Discount:	0.750%

Proceeds to Issuer Before Expenses:	$590,538,000

Interest Payment Dates:	Semi-annually on March 15 and September 15, commencing on September 15, 2018 (long first coupon)

Optional Redemption:	If prior to September 15, 2047, make whole call as set forth in the preliminary prospectus supplement (Treasury Rate plus 20 basis points). If on or after September 15, 2047, par call as set forth in the preliminary prospectus supplement.

Denominations:	Minimum of $2,000, with increments of $1,000 thereafter

CUSIP; ISIN:	743315 AT0/ US743315AT02

Joint Bookrunners:	Credit Suisse Securities (USA) LLC Goldman Sachs & Co. LLC

Co-Managers:	J.P. Morgan Securities LLC Morgan Stanley & Co. LLC PNC Capital Markets LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement, including a prospectus and preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request by calling Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037 or Goldman Sachs & Co. LLC toll free at 1-866-471-2526.

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